UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 AMENDMENT NO. 3
                       THE SECURITIES EXCHANGE ACT OF 1934


                          Catalyst Lighting Group, Inc.
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                                (Name of Issuer)

                    Common Stock, par value $.0001 per share
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                         (Title of Class of Securities)

                                   14887 U 201
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                                 (CUSIP Number)

                               Timothy J. Keating
                          5251 DTC Parkway, Suite 1000
                           Greenwood Village, CO 80111
                                 (720) 889-0131
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 3, 2010
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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


                                  SCHEDULE 13D

CUSIP No. None
--------------

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     KIG Investors I, LLC
--------------------------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) |_|
     (b) |_|
--------------------------------------------------------------------------------

3.   SEC Use Only
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4.   Source of Funds (See Instructions) Not applicable
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|
--------------------------------------------------------------------------------

6.   Citizenship or Place of Organization Delaware
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                                7.   Sole Voting Power 0
Number of                       ------------------------------------------------
Shares Beneficially
Owned                           8.   Shared Voting Power  0 (see Item 5)
By Each                         ------------------------------------------------
Reporting
Person With                     9.   Sole Dispositive Power 0
                                ------------------------------------------------

                                10.  Shared Dispositive Power 0 (see Item 5)
                                ------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     0
--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) |_|
--------------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11) 0%
--------------------------------------------------------------------------------

14.  Type of Reporting Person (See Instructions) OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. None
--------------


1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Keating Investments, LLC
--------------------------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) |_|
     (b) |_|
--------------------------------------------------------------------------------

3.   SEC Use Only
--------------------------------------------------------------------------------

4.   Source of Funds (See Instructions) OO
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|
--------------------------------------------------------------------------------

6.   Citizenship or Place of Organization Delaware
--------------------------------------------------------------------------------

                            7.   Sole Voting Power 0
Number of                   ----------------------------------------------------
Shares Beneficially
Owned                       8.   Shared Voting Power  0
By Each                     ----------------------------------------------------
Reporting
Person With                 9.   Sole Dispositive Power 0
                            ----------------------------------------------------

                            10.  Shared Dispositive Power 0
                            ----------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     0
--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) o
--------------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11) 0.00%
--------------------------------------------------------------------------------

14.  Type of Reporting Person (See Instructions) OO
--------------------------------------------------------------------------------

SCHEDULE 13D

CUSIP No. None
--------------


1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Timothy J. Keating
--------------------------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) |_|
     (b) |_|
--------------------------------------------------------------------------------

3.   SEC Use Only
--------------------------------------------------------------------------------

4.   Source of Funds (See Instructions) OO
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|
--------------------------------------------------------------------------------

6.   Citizenship or Place of Organization U.S.A.
--------------------------------------------------------------------------------

                            7.   Sole Voting Power 0
Number of                   ----------------------------------------------------
Shares Beneficially
Owned                       8.   Shared Voting Power  0
By Each                     ----------------------------------------------------
Reporting
Person With                 9.   Sole Dispositive Power 0
                            ----------------------------------------------------

                            10.  Shared Dispositive Power  0
                            ----------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     0
--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) o
--------------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11) 0.00%
--------------------------------------------------------------------------------

14.  Type of Reporting Person (See Instructions) IN
--------------------------------------------------------------------------------

     This Amendment No. 3 to Schedule 13D amends the Schedule 13D originally filed with the Securities and Exchange Commission on February 7, 2008, subsequently amended by Amendment No.1 filed on January 13, 2009, and subsequently amended by Amendment No. 2 filed on January 19, 2010 (as amended, the "Schedule 13D"). Capitalized terms not otherwise defined herein shall have the meaning ascribed thereto in the Schedule 13D. This Amendment No. 3 to the
Schedule 13D is being filed solely to disclose the information set forth in Item 6 hereto.

Item 1. Security and Issuer

     This Schedule 13D relates to the common stock, par value $0.0001 per share (the "Common Stock") of Catalyst Lighting Group, Inc., a Delaware corporation, whose principal executive offices are located at 1328 W. Balboa Blvd. Suite C Newport Beach, CA 92661 (the "Issuer"). The Reporting Persons (as defined hereafter) are making a joint filing pursuant to SEC Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Item 2. Identity and Background

     This Schedule 13D is being filed by KIG Investors I, LLC, a Delaware limited liability company ("KIG Investors"), Keating Investments, LLC, a Delaware limited liability company ("Keating Investments") and Mr. Timothy J. Keating, a citizen of the United States (together, the "Reporting Persons"). KIG Investors' principal business, prior to its liquidation and dissolution, was making and managing investments in public companies and was located at 5251 DTC Parkway, Suite 1000, Greenwood Village, CO 80111. KIG Investors' business has been ceased in connection with its liquidation and dissolution approved December 29, 2008. Keating Investments' principal business is providing investment advisory services and is located at 5251 DTC Parkway, Suite 1000, Greenwood Village, CO 80111. Timothy J. Keating served as the manager of KIG Investors and currently serves as the President and manager of Keating Investments and is located at 5251 DTC Parkway, Suite 1000, Greenwood Village, CO 80111.

     Each of the Reporting Persons has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Each of the Reporting Persons has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

     As part of KIG Investors' liquidation and dissolution, on January 9, 2009, KIG Investors distributed all 2,562,015 shares of the Issuer's common stock held by it to its members pro rata based on their respective membership interests in KIG Investors. These shares of the Issuer's common stock were acquired by KIG Investors on or about September 26, 2007, as a result of the conversion of certain of the Issuer's preferred shares that were acquired by KIG Investors on or about September 12, 2007. Keating Investments acquired its membership interests in KIG Investors for a capital contribution of $110,000 on or about September 9, 2007. As a member of KIG Investors, on January 9, 2009, Keating Investments received 1,761,385 shares of the Issuers' common stock in the liquidation and dissolution of KIG Investors.

Item 4. Purpose of Transaction

     Except as otherwise described in this Schedule 13D and the exhibits hereto, the Reporting Persons acquired and are holding the Issuer's Common Shares for investment purposes only, and the Reporting Persons are not a member of a group relating to the Issuer.

     Except as otherwise described in this Schedule 13D (including Item 6 hereof) and the exhibits hereto, the Reporting Persons are not aware of any plans or proposals which would result in the acquisition by any person of additional securities of Issuer or the disposition of securities of the Issuer; any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; any change in the present board of directors or management of the Issuer, including any place or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer's Board; any material change in the present capitalization or dividend policy of the Issuer; any other material change in the Issuer's business or corporate structure; any changes in Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

     As part of KIG Investors' liquidation and dissolution, on January 9, 2009, KIG Investors distributed all 2,562,015 shares of the Issuer's common stock held by it to its members pro rata based on their respective membership interests in KIG Investors. Accordingly, as a member of KIG Investors, on January 9, 2009, Keating Investments received 1,761,385 shares of the Company's common stock in the liquidation and dissolution of KIG Investors.

     Pursuant to Rule 13d-3(a), KIG Investors no longer beneficially owned any shares of the Issuer's common stock.

     Pursuant to Rule 13d-3(a), Keating Investments no longer beneficially owns any shares of the Issuer's common stock.

     Pursuant to Rule 13d-3(a), Timothy J. Keating no longer beneficially owns any shares of the Issuer's common stock.

     Transactions effected in the last 60 days: Except as provided in this
Schedule 13D (including Item 6 hereof), there are none.

     Other than as set forth above, none of the Reporting Persons named herein is the beneficial owner of any shares of the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     On January 15, 2010, Keating Investments entered into a Stock Purchase Agreement (the "Purchase Agreement") with Woodman Management Corporation, a California corporation (the "Purchaser") and certain other parties pursuant to which, among other things, Keating Investments agreed to sell to the Purchaser, and the Purchaser agreed to purchase from Keating Investments, an aggregate of 1,767,385 shares of Common Stock for a purchase price of $96,169.49, or approximately $0.054 per share. Pursuant to the Purchase Agreement, certain other parties agreed to sell to the Purchaser, and the Purchaser agreed to purchase from such other parties, an aggregate of 2,094,336 shares of Common Stock for a purchase price of $113,960.02, or approximately $0.054 per share. Accordingly, under the Purchase Agreement, the Purchaser has agreed to acquire a total of 3,861,721 shares of Common Stock representing 89.16% of the outstanding shares of Common Stock.

     In connection with the Purchase Agreement, the Purchaser agreed to assume, and to pay at the closing of the transactions under the Purchase Agreement ("Closing"), certain obligations of the Company in an aggregate amount of $30,000 ("Assumed Obligations").

     The closing of the transactions under the Purchase Agreement (the "Closing") occurred on February 3, 2010. At the Closing, (i) the existing sole director and officer of the Company resigned effective upon the Closing, (ii) the existing director appointed the designee of the Purchaser, Eric P. Stoppenhagen, to serve as the director of the Company, and (iii) the existing sole director appointed Mr. Stoppenhagen to serve as the President, the Chief Financial Officer and Secretary of the Company. As a result of these transactions, control of the Company passed to the Purchaser (the "Change of Control"). Immediately after the Closing, the Reporting Persons no longer own any shares of Common Stock.

     To the best knowledge of the Reporting Persons as of the date hereof, except to the extent set forth herein, the Reporting Persons do not have any other contracts, arrangements, understandings or relationship (legal or otherwise) with any other Reporting Person or any other person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits

     Exhibit A: Agreement between the Reporting Persons to file jointly.

     Reference is hereby made to the Stock Purchase Agreement, dated January 15, 2010, by and among Keating Investments, the Purchaser and certain other parties, which was included as an Exhibit to the Amendment No. 2 to
     Schedule 13D filed on January 19, 2010.

                                    SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 3, 2010


                                               KIG INVESTORS I, LLC


                                               By: /s/ Timothy J. Keating
                                                   --------------------------
                                                   Title: Manager



                                               KEATING INVESTMENTS, LLC


                                               By: /s/ Timothy J. Keating
                                                   --------------------------
                                                   Title: Manager




                                                   /s/ Timothy J. Keating
                                                   ----------------------
                                                   Timothy J. Keating

Exhibit A
---------

The undersigned hereby agree as follows:

WHEREAS, the undersigned were and/or may be obligated to file Statements on
Schedule 13D with the United States Securities and Exchange Commission (the "SEC") to report their beneficial ownership of the Common Stock of Catalyst Lighting Group, Inc.;

NOW THEREFORE, the undersigned hereby agree that a single Statement on Schedule 13D is to be filed with the SEC on behalf of each of them.

Dated: February 3, 2010


                                                 KIG INVESTORS I, LLC


                                                 By: /s/ Timothy J. Keating
                                                     --------------------------
                                                     Title: Manager



                                                 KEATING INVESTMENTS, LLC


                                                 By: /s/ Timothy J. Keating
                                                     --------------------------
                                                     Title: Manager




                                                     /s/ Timothy J. Keating
                                                     Timothy J. Keating




















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